UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                    GREAT BASIN WATER COMPANY
                         (Name of Issuer)

             Common Stock, par value $.001 per share
                  (Title of Class of Securities)

                            390135 10 1
                          (CUSIP Number)

                         Andrew S. Austin
                    2707 Garnet Ave., Suite 200
                       San Diego, CA  92107
                            858 270 4908
    (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)
                         November 10, 2000
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                         SCHEDULE 13D

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CUSIP No. 390135 10 1
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     1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Andrew S. Austin

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     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


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     3.  SEC USE ONLY

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     4.  SOURCE OF FUNDS*
           OO (See Item 3.)

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     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                 [  ]

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     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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                   7.  SOLE VOTING POWER
                           6,771,904 shares of Common Stock
                           (includes 235,000 shares of stock
                            owned by Round II, Inc.)

                  ----------------------------------------------
Number of
Shares             8.  SHARED VOTING POWER
Beneficially               235,000
Owned by          ----------------------------------------------
Each
Reporting          9.  SOLE DISPOSITIVE POWER
Person                     6,771,904
with              ----------------------------------------------

                   10. SHARED DISPOSITIVE POWER
                           235,000
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

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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
              6,771,904

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     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                30.87%

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     14. TYPE OF REPORTING PERSON
                IN

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           *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                        ATTESTATION.

                        SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER.

                 Common Stock, $.001 par value.

                 Great Basin Water Company
                 2950 Flamingo Road, Suite F
                 Las Vegas, NV  89121

ITEM 2.      IDENTITY AND BACKGROUND.

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 1.(a)  Name:                   Andrew S. Austin*

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   (b)  Residence:              2707 Garnet Avenue, Suite 200
                                San Diego, CA  92109

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   (c)  Principal Occupation    Financial Consultant
        and Business Address    2707 Garnet Avenue, Suite 200
                                San Diego, CA  92109

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   (d)  Criminal Convictions:   None

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   (e)  Civil Proceedings:      None

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   (f)  Citizenship:            United States

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*Mr. Austin owns and operates Round II, Inc. Round II, Inc. is a private corporation wholly owned by Mr. Austin. Round II, Inc. is incorporated in the State of Nevada. Mr. Austin conducts his consulting business through Round II, Inc. Round II, Inc. has not been found guilty of a criminal conviction and has not been involved in any civil proceedings.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER
                CONSIDERATION.

                Mr. Austin acquired the majority of his shares, 6,200,000 through a tax-exempt stock distribution on November 10, 2000 by Round III Enterprises as a result of an asset sale by Round III Enterprises to the Registrant whereby Round III Enterprises acquired the Registrant's stock. The additional shares owned by Mr. Austin were previously held through purchase and as payment in lieu of salary.

ITEM 4.        PURPOSE OF TRANSACTION.

               Mr. Austin is currently an officer of Great Basin Water Company as its Vice President of Acquisitions. The transaction through which he is now a significant shareholder will not change the announced focus of the Company. As part of Mr. Austin's becoming a significant shareholder the Board has voted to recommend Mr. Austin as a Director for election at the Company's next Annual Shareholder's Meeting.

               No other changes are contemplated by Mr. Austin at this time in regard to the matters identified below as (a) through (j).

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

               (e) Any material change in the present
               capitalization or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

               (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

               (i) Although the Common Stock may be eligible for termination of registration pursuant to Section
               12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

               (j) Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER.

(a) Mr. Austin owns an aggregate of 6,771,904 shares of Common Stock. Based upon the 21,934,973 shares of Common Stock outstanding as of November 10, 2000 (as set forth in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2000), the shares which may be deemed to be beneficially owned by Reporting Person represent approximately 30.87% of the shares of Common Stock outstanding.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a) above.

(c) Not applicable.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER.

               Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.



                          SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: November 15, 2000



/s/ ANDREW S. AUSTIN
Andrew S. Austin